JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854
208-667-1328

13 April 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Karl Hiller, Branch Chief
Division of Corporation Finance
Joanna Lam

Ref:         JayHawk Energy, Inc.
Comment Letter dated April 8, 2009
File No. 000-53311

Ladies and Gentlemen:

The following is provided to address each of the individual comments submitted by Mr. Hiller in the correspondence dated April 8, 2009.  The original comments relate to the Form 10-KSB for the Fiscal Year Ended September 30, 2008, and the Form 10-Q for the Fiscal Quarter Ended December 31, 2009.  The following responses refer to each of the comments by number.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Management Discussion and Analysis, page 8

1.            SEC Comment:  We suggest that you disclose this information as the first paragraph in your Overview section and also at the beginning of Note 1 in your financial statements.  As for the disclosure proposed, your reference to Rule 3-05 of Regulation S-X should be replaced with Article 8, for smaller reporting companies.  Please also disclose that you were required to include financial statements of the predecessor activities from October 1, 2006 through September 30, 2007, and from October 1, 2007 through January 16, 2008, the date of the acquisition in your Form 10-KSB.

Registrant’s Response:

The following two paragraphs will be included within both the Overview section of the Management Discussion and Analysis and at the beginning of Note 1 to our financial statements:

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On January 16, 2008, JayHawk purchased from JED Oil (USA) Inc. a 65% working interest in 5 producing oil wells located in the Williston Basin of North Dakota, along with the right to develop the oil, gas and mineral resources on 15,500 acres of leases in this same area.  Because of the significance of this acquisition, Securities and Exchange rules and regulations define operations of these five oil wells (the Candak properties) to be "predecessor operations and an acquired business".  As such, the Securities and Exchange Commission, through Article 8-04 of Regulation S-X, requires a complete set of audited financial statements of the acquired business operations to be provided for at least the two most recent fiscal years.

As a consequence of the previous operator being in bankruptcy proceedings and having limited staff, sufficient evidential material was unavailable to our external auditors to prepare complete financial statements reflecting the carved out operations of the five wells.  These would be required for the period from October 1, 2006 through September 30, 2007 and from October 1, 2007 through January 16, 2008, the date of the acquisition.  We did not have any previous relationship with the prior operator and there were no ongoing arrangements with the prior operator.  Failure to provide this information will preclude the Company from completing a registration with the Securities and Exchange Commission prior to having sufficient historical financial information on these operations for a two year period.  This condition should be met with the completion of the fiscal year ending  September 30, 2009.

Note 6 - Proved and Developed Oil and Gas Properties, page 24

2.            SEC Comment:  We understand from your response to the prior comment 2 that you intend to comply with the disclosure requirements specified in SFAS 69 in the future.  Tell us why you would not be including complete disclosures in an amendment to you Form 10-KSB.

 Registrant’s Response:

           Subsequent to the Notes to the Financial Statements we will include a section entitled "Supplementary Oil and Gas Data", segmented to include: (1) costs incurred, capitalized costs and results of operations relating to oil and gas producing activities, (2) net proved oil and gas reserves, and (3) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves.

Controls and Procedures, page 32

3.            SEC Comment:  We note your disclosure indicating that management evaluated the effectiveness of your disclosure controls and procedures and concluded that these procedures are “designed at such a level as to provide reasonable assurance…”  Please expand your disclosure to clarify whether management concluded that your disclosure controls and procedures were effective or not effective to comply with Item 307 of Regulation S-B.

Registrant’s Response:

We will change Item 8A - Controls and Procedures to read simply:

"Our management, with participation of the Audit Committee, our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined by Rule 13a-15, promulgated under the Securities Exchange Act of 1934.  Based on the evaluation, management has concluded that our disclosure controls and procedures were effective to comply with Item 307 of Regulation S-B".

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Control and Procedures, page 13

4.            SEC Comment: Please further clarify the disclosure you propose in response to prior comment 7 to indicate whether there were any changes in your internal control over financial reporting, rather than referring only to significant changes.

Registrant’s Response:

We will do that and amend Item 4(b) Changes in internal controls (page 13) to read as follows:  There were no changes in our internal controls, during this last fiscal quarter that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Closing Comment

Again, I hope this will be adequate to address each of the comments.  We will begin to amend the previously issued documents, Form 10-KSB and 10-Q, if these changes will be sufficiently comprehensive.

Sincerely,

/s/ Thomas G. Ryman
Name: Thomas G. Ryman Title: Chief Financial Officer

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